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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 10)*

                             Concepts Direct, Inc.
                             ---------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   206013104
                                 --------------
                                 (CUSIP Number)

Mr. Lance Laifer
Laifer Capital Management, Inc.      Gerald Adler
Hilltop Partners, L.P.               Shereff, Friedman, Hoffman & Goodman, LLP
45 West 45th Street                  919 Third Avenue
New York, New York 10036             New York, New York 10022
(212) 921-4139                       (212) 758-9500
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 July 22, 1997
                    ---------------------------------------
                    (Date of Event which Requires Filing of
                                this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D
-------------------------------------------------------------------------------
         CUSIP No. 206013104                                  Page 2 of 8 Pages
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Hilltop Partners, L.P.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
  NUMBER OF    |   7       SOLE VOTING POWER
   SHARES      |                    589,700
BENEFICIALLY   ----------------------------------------------------------------
  OWNED BY     |   8       SHARED VOTING POWER
    EACH       |                    0
  REPORTING    ----------------------------------------------------------------
   PERSON      |   9       SOLE DISPOSITIVE POWER
    WITH       |                    589,700
               ----------------------------------------------------------------
               |  10       SHARED DISPOSITIVE POWER
               |                    0
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    589,700
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    12.5%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                                    PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 8

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 206013104                                           Page 3 of 8 Pages
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Laifer Capital Management, Inc.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
  NUMBER OF    |   7       SOLE VOTING POWER
   SHARES      |                    724,600
BENEFICIALLY   ----------------------------------------------------------------
  OWNED BY     |   8       SHARED VOTING POWER
    EACH       |                    0
  REPORTING    ----------------------------------------------------------------
   PERSON      |   9       SOLE DISPOSITIVE POWER
    WITH       |                    724,600
               ----------------------------------------------------------------
               |  10       SHARED DISPOSITIVE POWER
               |                    326,300
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    1,050,900
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    22.2%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                                    CO, IA
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 8

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 206013104                                           Page 4 of 8 Pages
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Lance Laifer
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------------------------------------------------------------------------------
  NUMBER OF    |   7       SOLE VOTING POWER
   SHARES      |                    724,600
BENEFICIALLY   ----------------------------------------------------------------
  OWNED BY     |   8       SHARED VOTING POWER
    EACH       |                    0
  REPORTING    ----------------------------------------------------------------
   PERSON      |   9       SOLE DISPOSITIVE POWER
    WITH       |                    724,600
               ----------------------------------------------------------------
               |  10       SHARED DISPOSITIVE POWER
               |                    326,300
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    1,050,900
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    22.2%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                                    IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 of 8

                         SCHEDULE 13D AMENDMENT NO. 10
                             CONCEPTS DIRECT, INC.

         This Amendment No. 10 to the Statement on Schedule 13D (as defined below) amends and supplements the Statement on Schedule 13D relating to the event date of August 4, 1994 (the "Schedule 13D") filed by Hilltop Partners, L.P., Laifer Inc. (Laifer Inc. has subsequently changed its name to Laifer Capital Management, Inc.) and Lance Laifer (the "Reporting Persons"), Amendment No. 1 to the Schedule 13D relating to the event date of December 30, 1994, Amendment No. 2 to the Schedule 13D relating to the event date of March 23, 1995, Amendment No. 3 to the Schedule 13D relating to the event date of May 9, 1995, Amendment No. 4 to the Schedule 13D relating to the event date of October 25, 1995, Amendment No. 5 to the Schedule 13D relating to the event date of March 12, 1996, Amendment No. 6 to the Schedule 13D relating to the event date of August 14, 1996, Amendment No. 7 to the Schedule 13D relating to the event date of January 21, 1997, Amendment No. 8 to the Schedule 13D relating to the event date of May 9, 1997, and Amendment No. 9 to the Schedule 13D relating to the event date July 3, 1997, each relating to the common stock, par value $.10 per share (the "Common Stock"), of Concepts Direct, Inc. (the "Issuer"). The above- referenced Statement on Schedule 13D, Amendment No. 1 to the Schedule 13D, Amendment No. 2 to the Schedule 13D, Amendment No. 3 to the Schedule 13D, Amendment No. 4 to the Schedule 13D, Amendment No. 5 to the Schedule 13D, Amendment No. 6 to the Schedule 13D, Amendment No. 7 to the Schedule 13D, Amendment No. 8 to the Schedule 13D and Amendment No. 9 to the Schedule 13D are collectively referred to herein as the "Schedule 13D." Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the
Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

         (a) Hilltop is the beneficial owner of 589,700 shares (12.5%) of the Common Stock.

         Laifer Capital Management, Inc. is the beneficial owner of 1,050,900 shares (22.2%) of Common Stock. The 1,050,900 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. include:

         (i) 589,700 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as General Partner of and Investment Advisor to Hilltop, which shares have been described above; and

         (ii) 461,200 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to (A) various Wolfson family entities ("Wolfson"), One State Street Plaza, New York 10004-1505 and (B) Hilltop Offshore Limited ("Offshore"), a Cayman Islands company, c/o Consolidated Fund Management Limited, P.O. Box HM 2257, Par La Ville Place, Par La Ville Road, Hamilton HMJX, Bermuda (Wolfson and Offshore are collectively referred to herein as the "Clients").

         Lance Laifer, as President, sole director and principal stockholder of Laifer Capital Management, Inc. is the beneficial owner of the 1,050,900 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. as described above.

         The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares presented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership of the Reporting Persons is based on 4,724,286 outstanding shares of Common Stock on July 2, 1997 as reported in the Issuer's Prospectus dated July 2, 1997.

         (b) Hilltop has the sole power (i) to vote or to direct the voting of and (ii) to dispose and to direct the disposition of the 589,700 shares of Common Stock beneficially owned by it. Hilltop's power to vote and dispose of its shares rests with Laifer Capital Management, Inc., in its capacity as Hilltop's General Partner.

         Laifer Capital Management, Inc. has the sole power (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 589,700 shares of Common Stock beneficially owned by it in its capacity as the General Partner of Hilltop. Laifer Capital Management, Inc. has the sole power
(i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 134,900 shares of Common Stock owned by Offshore. Laifer Capital Management, Inc. shares with Wolfson the power to dispose and direct the disposition of the 326,300 shares of Common Stock owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to Wolfson. Wolfson retains the sole power to vote and direct the voting of the shares of Common Stock owned by it.

         (c) Each of the Reporting Persons purchased shares of Common Stock of the Issuer since the filing of Amendment No. 9 to the Schedule 13D. All such shares were purchased on the open market. Additional information concerning said transactions is contained on Annex A hereto.

         (d) Not applicable.

         (e) Not applicable.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 1997

                                         HILLTOP PARTNERS, L.P.


                                         By: LAIFER CAPITAL MANAGEMENT, INC.,
                                             as General Partner


                                         By: /s/ Lance Laifer
                                            ---------------------------------
                                             Lance Laifer, President




                                         LAIFER CAPITAL MANAGEMENT, INC.


                                         By: /s/ Lance Laifer
                                            ---------------------------------
                                             Lance Laifer, President


                                         /s/ Lance Laifer
                                         ------------------------------------
                                         LANCE LAIFER

                                    Annex A



                                    Laifer      Hilltop     Wolfson  Offshore
Date           Price      Comm.    # Shares    # Shares    # Shares  # Shares

07/16/97     $19.9079     $0.06      1,900       1,100         600       200

07/17/97     $21.1250     $0.00      2,500       1,400         800       300

07/17/97     $19.7500     $0.06      1,100         600         400       100

07/18/97     $21.0000     $0.00      5,000       2,900       1,500       600

07/21/97     $21.6250     $0.00      2,500       1,400         800       300

07/22/97     $21.3750     $0.00     40,000      23,000      13,600     3,400

07/25/97     $19.7500     $0.06        100         100           0         0